Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

July 19, 2010

Contact: Kristin Friel (212) 412 7521 kristin.friel@barclayscapital.com

FOR IMMEDIATE RELEASE

Barclays Capital Launches First Exchange Traded Note Linked Inversely to a Volatility Index

New York, NY (July 19, 2010)—Barclays Capital today announced the listing of the Barclays ETN+ Inverse S&P 500® VIX Short-Term FuturesTM ETN on the NYSE Arca stock exchange under the ticker symbol XXV. The ETN is designed to provide investors with a cost-effective way to implement a ‘short’ view on volatility in the U.S. equities markets.

“Investors are increasingly looking for diversified ways to access equity market volatility,” said Philippe El-Asmar, Head of Investor Solutions at Barclays Capital. “We are pleased to provide them with the first exchange traded product that allows them to express a bearish view on volatility.”

This new ETN is linked to the inverse performance of the S&P 500® VIX Short-Term FuturesTM Index Excess Return (the “Index”). The Index is designed to reflect the returns that are potentially available through an unleveraged investment in short-term futures contracts on the CBOE Volatility Index® (the “VIX Futures”). VIX Futures reflect the implied volatility of the S&P 500® Index, which provides an indication of the pattern of stock price movement in the US equities market. This new ETN is an uncollateralized debt obligation of Barclays Bank PLC with a 10-year maturity.

The prospectus can be found by visiting EDGAR on the U.S. Securities and Exchange Commission (SEC) website at: http://www.sec.gov/Archives/edgar/data/312070/000119312510160327/d424b2.htm

About Barclays Capital

Barclays Capital is the investment banking division of Barclays Bank PLC. With a distinctive business model, Barclays Capital provides large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs. Barclays Capital has offices around the world, employs over 23,000 people and has the global reach, advisory services and distribution power to meet the needs of issuers and investors worldwide.

For further information about Barclays Capital, please visit our website www.barclayscapital.com.

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An investment in Barclays ETN+ notes involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus supplement and pricing supplement.

Barclays Bank PLC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering (including the risk factors

Contact: Kristin Friel (212) 412 7521 kristin.friel@barclayscapital.com relating to the offering). You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc or any agent or dealer participating in this offering will arrange to send you the prospectus if you request it by calling your Barclays Capital Inc sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

Barclays ETN+ notes (the “Securities”) are unsecured debt obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and do not guarantee any return of principal at maturity or upon redemption. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in the Index or in the Index components. Because your investment in the Securities is linked to the inverse performance of the Index, an increase in the level of the Index will have a negative effect on the repayment amount upon maturity or redemption, whereas a decrease in the level of the Index will have a positive effect on the repayment amount. You may receive less than your original investment in the Securities at maturity or upon redemption. If the level of the Index increases sufficiently to trigger an automatic termination event, your Securities will be automatically redeemed at the automatic redemption value, which is calculated after the close of business on the automatic termination date; therefore, the payment you receive on the automatic redemption date may be less than the intraday indicative note value at the time of the automatic termination event. Following the calculation of the automatic redemption value, you will not benefit from any subsequent decrease in the Index. The payment you receive following an automatic termination event will most likely be significantly less than the principal amount of your Securities and may equal $0. If current levels of market volatility persist, it is highly likely that an automatic termination event will occur. Moreover, the accrued fees will reduce the amount of your return at maturity or upon redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the Index has decreased. The “participation” value for each series of Barclays ETN+ notes, as described in the applicable pricing supplement, is published solely for informational purposes. It is not intended to serve as a basis for determining a price or quotation for your Securities, or as a basis for an offer or solicitation for the purchase, sale, redemption or termination of your Securities. An investment in Barclays ETN+ notes may not be suitable for all investors.

The Securities may be sold throughout the day on the applicable exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable pricing supplement. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

All terms used but not defined herein are defined in the prospectus, the applicable prospectus supplement or the applicable pricing supplement. “Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500™” and “S&P 500 VIX Short-Term Futures™” are trademarks of S&P and have been licensed for use by Barclays. “VIX” is a registered trademark of the CBOE and has been licensed for use by S&P. The Securities are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Securities.

© 2010, Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE